20170201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2017

Louis L. Goldberg
Davis Polk & Wardwell LLP
louis.goldberg@davispolk.com

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

Dear Mr. Goldberg:

This is in response to your letters dated January 23, 2017 and February 27, 2017 concerning the shareholder proposal submitted to ExxonMobil by the Park Foundation. We also have received letters on the proponent's behalf dated February 23, 2017 and March 6, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 13, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

The proposal requests that the company report annually to shareholders, using quantitative indicators, the company's actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company's hydraulic fracturing operations.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal transcends ordinary business matters and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to ExxonMobil by the New York State Common Retirement Fund. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

March 6, 2017

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Exxon Mobil Regarding Methane from the Park Foundation – Supplemental Reply

Ladies and Gentlemen:

I am writing to respond to the supplemental letter on behalf of Exxon Mobil submitted by Louis Goldberg on February 27 regarding the proposal from the Park Foundation on methane leakage. We previously wrote to the Staff on February 23 to respond to the Company's initial request of January 23. A copy of our reply is also being sent to Mr. Goldberg via email.

The latest letter from the Company reasserts the Company's claim that the proposal is excludable as micromanagement. Notably, the Company has not attempted to argue that it has substantially implemented the Proposal. Instead, it asserts that this request by shareholders for the Company to report performance metrics methane leakage reduction would constitute micromanagement.

The Company's latest letter, in quoting from the Company's public reporting, goes far to validate the fact that these methane leakage issues are of substantial public concern and interest — i.e. a significant policy issue.

The Supplemental Letter asserts that the Company has already provided public information on its methane leak detection program:

> **XTO Energy manages methane emissions as a matter of safety and environmental responsibility**. Responsible methane containment practices are applied during drilling, completion and production operations to minimize methane emissions. We manage emissions through a mix of voluntary and regulatory actions, such as implementing leak detection and repair programs, reducing oil and gas completion emissions and targeting replacement of high-bleed pneumatics with lower-emitting devices. [emphasis added]

Yet this limited reporting does not allow investors to assess company performance or progress in controlling its methane leakage. From the material quoted, investors would have no idea regarding the performance **outcomes** of the company's activities to contain methane leakage. The only metric provided in the narrative passage quoted states that 0.4% of total gas produced is being leaked but even this is apparently an *industrywide figure*, not a figure reflective of *company* performance.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333

Thus, from the company's point of view, methane leakage issues are a significant enough issue that the company has chosen to write on the issue and make assertions regarding "safety" and "responsible management" but not to disclose enough that its own progress can be tracked or its efforts compared against its competitors. Other shareholder proposals have demonstrated that a request for quantitative metrics on a significant policy issue are valid requests and not excludable under Rule 14a-8(i)(7). For example, *Exxon Mobil Corporation* (March 19, 2014) (quantitative metrics on performance of practices to reduce environmental and community impacts of hydraulic fracturing).

Amplifying the sense that this is a high-profile public policy conflict, when the US EPA recently announced that it would withdraw its request for information from oil and gas producers and not mandate methane leakage reporting by companies, the decision stirred a backlash from environmental experts and organizations. Washington Post, March 2, 2017.[1]

The Company's supplemental letter further asserts that methane leaks are a minor and technical issue for the company and that therefore asking for this critical details is micromanaging:

> The additional detail requested by the Proposal above and beyond what the Company has already publicly disclosed on its voluntary methane leak detection efforts would not inform shareowners about the "effectiveness of the program" as the Proponent Letter claims, but would simply result in the disclosure of minor and technical information about this narrowly-focused program, where methane emissions represent only approximately 5% of the Company's direct greenhouse gas emissions. The incremental, detailed information the Proposal requests is thus by definition micro-managing.

To the contrary, with the company already having issued sufficient reporting to demonstrate this topic is a public policy concern and of significant interest to shareholders, requesting quantitative disclosure to track the company's progress is highly appropriate for investors that seek comparable and objective data on safety and environmental concerns. In light of the heightened scrutiny of issues related to methane leakage by both public policymakers, media, environmental organizations and the public, this is clearly a pivotal concern and litmus test for climate progress by the Company. This is especially true since significant portions of the company's reserves are in natural gas. If that gas is produced with a greater than 3.2% leakage rate, its global warming impact is likely to be greater

[1] https://www.washingtonpost.com/news/energy-environment/wp/2017/03/02/epa-halts-inquiry-into-oil-and-gas-industry-emissions-of-methane-a-powerful-greenhouse-gas/?tid=ss_tw-bottom&utm_term=.b6d97ac9ed50

than coal's, thus making it questionable as an effective greenhouse gas reduction strategy for the company.

When the subject matter, as in the present Proposal, addresses a pivotal and high-profile issue for a company, and when a company has as much impact on the climate as Exxon Mobil does, the fact that a particular kind of emission only represents 5% of its greenhouse gases does not render the issue micromanagement. Notably, the Company has not asserted a Rule 14a-8(i)(5) argument, because the materials in question clearly affect more than 5% of its operations by any measure. This is a major environmental management issue for the company, one that it has voluntarily recognized as appropriate for public reporting, affecting a large portion of its operations, and representing one of the most potent greenhouse gases emitted by the company's operations.

The fact that a proposal addresses a "narrow" topic is not determinative of whether it is appropriate under Rule 14a-8(i)(7). The question is whether it addresses a significant policy issue and does so in a way that does not micromanage. In contrast to the micromanagement precedents, the current proposal seeks reporting, not a change in technologies or actions by the Company. A reporting proposal can be very specific and relate to a narrow management issue for the company, and yet not cross the line into excludable micromanagement. For instance, *Bank of America Corporation* (February 24, 2010) sought a report to shareholders on Bank of America's "policy concerning the use of initial and variance margin (collateral) on over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." Even though the company argued that the proposal addressed complex regulatory and compliance issues, the Staff recognized that the proposal raised concerns regarding the relationship between Bank of America's policies regarding collateralization of derivatives transactions and systemic risk. The present proposal is certainly not more narrow or technical than such a proposal.

The Company also reiterates its claim that the Proposal is duplicative of the prior submitted proposal. As we previously noted, the previously submitted proposal would not yield a report containing data consistent with the Proposal, and would not confuse shareholders or the management if both proposals appear on the proxy, and therefore the proposal is not excludable pursuant to Rule 14a-8(i)(11).

For these reasons, the Proposal is not excludable pursuant to Rule 14a-8(i)(7) or Rule 14a-8(i)(11) and we urge the staff to notify the company that it is denying the no action request.

Sincerely,

Sanford Lewis

cc: Louis Goldberg

APPENDIX C
PNM RESOURCES
NO ACTION REPLY LETTER

OXFORD REPORT
ON STRANDED ASSETS

SEE SEPARATE PDF DOCUMENT

APPENDIX C

PNM RESOURCES
NO ACTION REPLY LETTER

OXFORD REPORT
ON STRANDED ASSETS

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

February 27, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), we are writing in response to the letter dated February 23, 2017 (the "**Proponent Letter**") from Sanford J. Lewis, Attorney, on behalf of the Park Foundation (the "**Proponent**"), which was written in response to the letter dated January 23, 2017 (the "**Company No Action Letter**") sent to the Securities and Exchange Commission (the "**SEC**") by Louis L. Goldberg of the law firm, Davis Polk, on behalf of the Company with respect to the shareholder proposal (the "**Proposal**") submitted to the Company by the Proponent. For the reasons stated below and in the Company No Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 proxy materials.

Background

The Proposal requests that the Company report on its "actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company's hydraulic fracturing operations." The Company also received a prior proposal from the New York State Common Retirement Fund (the "**Prior Proposal**") which requests that the Company report on the "impacts of technological advances and global climate change policies…[including] under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target."

The Proposal Micro-Manages the Company and thus is Excludable under Rule 14a-8(i)(7)

The Proponent Letter claims that the Proposal asking for more specificity on the Company's methane reduction program is "necessary to share owner assessment" of whether the issue is being effectively managed without unduly micro-managing.

We disagree. The Proponent Letter acknowledges that the Company has already provided public information on its methane leak detection program. For example, as described in the latest Corporate Citizenship Report available on the Company's website[1]:

> XTO Energy manages methane emissions as a matter of safety and environmental responsibility. Responsible methane containment practices are applied during drilling, completion and production operations to minimize methane emissions. We manage emissions through a mix of voluntary and regulatory actions, such as implementing leak detection and repair programs, reducing oil and gas completion emissions and targeting replacement of high-bleed pneumatics with lower-emitting devices.
>
> After drilling and completion of a new well, our workers prepare the production equipment for decades of operation. A key part of these preparations is to ensure that the natural gas product is contained by the production equipment. We utilize optical gas imaging cameras to locate equipment leaks that would otherwise be invisible, which allows us to detect leaks and make repairs. This attention to detail is important to promote safety and environmental performance.
>
> There is a growing interest within the scientific and policy communities on human-related methane emissions. In the United States, we are working with federal and state governments and within industry to ensure that regulations aimed at reducing emissions of methane and volatile organic compounds sufficiently support long-term operations, achieve emission reduction objectives and provide flexibility for technology.
>
> We continue to seek greater understanding of the magnitude and characteristics of oil and gas industry-related methane emissions. XTO Energy participated in studies conducted by the University of Texas and Environmental Defense Fund which quantified the methane leakage rate in the United States from Upstream gas production activities at 0.4 percent of the total gas produced. The results of this study helped validate Environmental Protection Agency estimates. We are active in ongoing methane research including participating in a methane measurement reconciliation study with the Department of Energy's National Renewable Energy Laboratory to close the knowledge gap between methane measured at ground sources and methane measured from the air. We are also working with Stanford University on its new Natural Gas Initiative, which will focus on methane measurement and monitoring technologies.

The additional detail requested by the Proposal above and beyond what the Company has already publicly disclosed on its voluntary methane leak detection efforts would not inform shareowners about the "effectiveness of the program" as the Proponent Letter claims, but would simply result in the disclosure of minor and technical information about this narrowly-focused program, where methane emissions represent only approximately 5% of the Company's direct greenhouse gas emissions.[2] The incremental, detailed information the Proposal requests is thus by definition micro-managing.

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[1] See http://corporate.exxonmobil.com/en/community/corporate-citizenship-report/managing-climate-change-risks/mitigating-greehouse-gas-emissions-in-our-operations#/section/up-close-mitigating-methane-emissions-at-xto-energy

[2] See Exxon Mobil Corporate Citizenship Report available at http://corporate.exxonmobil.com/en/community/corporate-citizenship-report/about-this-report.

The Proponent Letter cites prior no-action letter precedents on pages 4-5 and 7. It is clear that each of these examples is distinguishable and different from the Proposal, as they all covered the broad topic of climate change whereas this Proposal focuses on the very narrow topic of voluntary leak detection efforts beyond regulatory requirements on the singular substance of methane. None of the other proposals listed from prior staff decisions was this narrow in focus. In particular, the Proponent letter cites as support *Exxon Mobil* (March 19, 2014)) on pages 4 and 7. Note that the 2014 proposal, however, addressed the very broad topic of hydraulic fracking generally within which, in fact, a request for information on methane leak management was only one specific and detailed element of a much broader request for information. By contrast, this Proposal addresses only the narrow topic of methane emissions (to the exclusion of all other greenhouse gases) from fracking. Thus this Proposal is more akin to the proposal in *Apple, Inc.* (Dec 5, 2016) which the Staff determined micro-managed the Company by probing too deeply into matters of a complex nature.

The Proposal Substantially Duplicates the Prior Proposal and is Excludable under Rule 14a-8(i)(11)

The Proponent Letter states that the Proposal and the Prior Proposal make different requests for action and therefore the Proposal is not excludable under Rule 14a-8(i)(11). We continue to believe that both proposals share the same "principal thrust" or focus.

Here, the Proposal requests a report of actions to reduce methane impacts, and the Prior Proposal requests a report on the impacts of a 2 degree scenario. As the Proponent Letter notes, both proposals "arise from the need to reduce climate change" and that "the goal of keeping global warming below 2 degrees Celsius" forms a backdrop for both proposals. Indeed, the first page of the Proponent Letter is spent detailing how keeping methane emissions low is the key to making natural gas a viable replacement for coal, which is just another way of saying that the Proposal's principal thrust or focus is meeting the 2 degree scenario, rather than methane leak detection per se.

In fact, the similarities of the two proposals go beyond this, such that both proposals have the principal thrust or focus of requiring a report from the Company about the impacts of a 2 degree scenario on the Company's operations, and, for this reason, the Proposal is excludable as duplicative.

CONCLUSION

For the reasons stated above and in the Company No Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 proxy materials.

Respectfully yours,

By: [signature]

Name: Louis L. Goldberg

Attachment

#52539340v4

cc w/ att: James E. Parsons, Exxon Mobil Corporation
Sanford J. Lewis

SANFORD J. LEWIS, ATTORNEY

February 23, 2017

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Exxon Mobil Regarding methane leakage on Behalf of the Park Foundation

Ladies and Gentlemen:

The Park Foundation (the "Proponent") is beneficial owner of common stock of Exxon Mobil (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 23, 2017 ("Company Letter") sent to the Securities and Exchange Commission by Louis Goldberg of Davis Polk. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement. The Company asserts that the Proposal may be properly omitted from the 2017 Proxy Materials either pursuant to: (i) Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, and (ii) Rule 14a-8(i)(11) as substantially duplicating another proposal that the Company intends to include in its proxy.

This Proposal seeks a report addressing the Company's methane emissions control strategy, a critical element of climate risk management. The proposal cannot be considered as relating to ordinary business, nor does it micromanage the Company's business in any way. Further, the Proposal is unique and distinct from, and does not duplicate, the New York State Common Retirement Fund proposal ("*Portfolio Impacts Proposal*"). Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

A copy of this letter is being emailed concurrently to Louis Goldberg of Davis Polk and Exxon's Coordinator for Corporate and Securities Law, James E Parsons via e-mail at james.e.parsons@exxonmobil.com.

THE PROPOSAL

The Proposal titled "Report on Methane Emissions" states:

> RESOLVED: Shareholders request that Exxon report annually to shareholders (at reasonable cost, omitting proprietary information) and using quantitative indicators, the company's actions beyond regulatory requirements to minimize methane emissions, particularly leakage from the company's hydraulic fracturing operations.

Supporting Statement: Proponents request the report include,

- the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
- methodologies used to detect leaks in those areas;
- the frequency at which those areas and operations are monitored and leaks repaired;
- methane emission rates from drilling, completion, and production operations; and methane emissions reductions targets

The Proposal in its entirety is included is appended to this letter. As Exhibit A.

BACKGROUND

Methane, the primary component of natural gas, is a powerful greenhouse gas. Over a 20 year period, it is more than 100 times more potent at trapping energy than carbon dioxide (CO_2), the principal contributor to man-made climate change. In recognition of the need to quickly and effectively address climate change, a serious debate is occurring about the climate benefits of increased natural gas usage.

While natural gas *burns* more cleanly than other fossil fuels, that benefit can be erased by methane leakage during the production, delivery and use of natural gas. Recent studies indicate that methane leakage rates must be below 3.2% across the full natural gas value chain -- from production to use -- for a new natural gas combined cycle power plant to reduce climate impacts below that of a new coal-fired plant. (Environmental Defense Fund, 2012)[1]. This finding underscores that the climate benefits of natural gas are in no way assured and that leaks must be consistently identified and repaired, starting with production at well heads, and the production equipment used to produce natural gas. If not, the greenhouse gas advantage natural gas offers in an increasingly carbon-constrained economy can be erased.

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1 https://www.edf.org/energy/methaneleakage

An ambitious scientific research effort to find and measure leaks and releases across the natural gas supply chain has been initiated. Research has demonstrated that "super emitter" leaks are responsible for a significant portion of the oil and gas industry's methane pollution. For instance, a recent study of emissions in the Texas Barnett shale found super emitters were contributing disproportionately to production emissions. These leaks are difficult to predict because they occur as a result of malfunctioning equipment in the field. As a result, operators must be vigilant in monitoring for leaks and addressing them when they occur.

As described, methane is a potent carbon risk, and left unmanaged it literally leaks away shareholder value. Methane leakage represents a waste of saleable product, implicating a company's bottom line. More importantly, methane emissions have drawn increasing scrutiny from the public, environmental and health groups, and global and local policy makers, endangering the industry's social license to operate, and increasing regulatory and reputational risk. Thus, the effectiveness of a company's leak detection and monitoring programs are critical. Without clear reporting on methods, frequency, and scope, it is difficult for shareholders to know which operators are effectively addressing the problem and which are not. Further, understanding which companies are well prepared for the likelihood of increased regulations on methane leakage is important to shareowners. Methane management is a powerful proxy for operational excellence; understanding relative performance on the issue can be an important insight for shareholders in investment decision making.

Reputational risk associated with natural gas is particularly salient given that many operators are increasingly staking their futures in a carbon-constrained world on natural gas as a cleaner source of energy.[2] As noted by the International Energy Agency (IEA), "the potential for natural gas to play a credible role in the transition to a decarbonized energy system *fundamentally depends on minimizing these emissions*."

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[2] *See* "An Investor's Guide to Methane: Engaging with oil and gas companies to manage a rising risk", EDF, PRI (2016), https://www.edf.org/sites/default/files/content/investor_guide_final.pdf, pp. 4, 13 ("LDAR is the most important operational practice to identify and fix accidental leaks, and all three aspects drive effectiveness. Description of program: frequency, scope (% of assets covered), and methodology (i.e. type of equipment used) of LDAR program" and "Emissions Rate enables comparison of company performance over time, and comparisons in methane performance between companies").

ANALYSIS

I. The Proposal Does Not Address Matters Related to the Company's Ordinary Business Operations and Is Not Therefore Excludable under Rule 14a-8(i)(7)

The Company's letter asserts that the Proposal is excludable as relating to ordinary business. In making this argument, the Company retreads previously decided territory, including Staff decisions already issued to the Company and others on similar proposals. Those Staff precedents make it quite clear that this Proposal is not excludable as ordinary business, but rather relates to the material policy issues facing the Company.

In 2009, the SEC issued Staff Legal Bulletin 14E determining that seeking reports on assessment of risk are not ordinary business if the underlying subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." The bulletin noted that the proposal must not micromanage and that there must be "a sufficient nexus" between the nature of the proposal and the company.

The conditions for finding the current Proposal is non-excludable are present here. The Proposal is focused on the significant policy issue of how the company is addressing methane releases -- a critical contributor to climate change and one that is imposing financial and regulatory risk for companies and for the industry as a whole. Methane leakage from the natural gas production chain has come under intense public scrutiny; recent research indicates that if leakage is greater than 3.2%, natural gas cannot be considered to be less climate harming than coal.

Previous Staff decisions have addressed similar proposals on methane leakage, rejecting Rule 14a-8(i)(7) exclusion claims. Each of the decisions found the issue to be a significant policy issue, rejected arguments that detailed reporting requests on these issues constituted micromagement, and denied exclusion of the proposals:

• In *Exxon Mobil Corporation* (March 19, 2014) the proposal sought a report on the results of company policies and practices to minimize the adverse environmental and community impacts from the company's fracking operations.[3]

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[3] The supporting statement of that proposal, much like the present Proposal, requested that such report address, at a minimum, and on a regional basis or by each play in which the company operates:
• Percentage of wells using "green completions;"
• Methane leakage as a percentage of total production;
• Percentage of drilling residuals managed in closed-loop systems;
• Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
• Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
• A system for managing naturally occurring radioactive materials;
• Numbers and categories of community complaints of alleged impacts, and their resolution;
• A systematic approach for reporting community concern statistics upward within the company.

• In *Spectra Energy Corp.* (February 21, 2013) the proposal requested that the board publish a report on how the company is measuring, mitigating, and disclosing methane emissions.

• In *WGL Holdings, Inc.* (November 29, 2016) the proposal requested that the company develop a report quantifying the financial risk that methane leaks in its natural gas infrastructure pose to the company and its investors.

• In *Spectra Energy Corp* (January 14, 2014) the proposal requested that Spectra Energy set reduction targets for methane emissions resulting from all operations under the company's financial or operational control by October 2014.

In attempting to assert that the current proposal is excludable under Rule 14a-8(i)(7), the Company's interpretation and argument collides with all of these prior Staff decisions clearly determining otherwise.

Further support for finding that the Proposal is not excludable under Rule 14a-8(i)(7) comes from the many prior staff decisions finding that proposals addressing key issues regarding strategic responses and goals on climate change are not excludable as related to ordinary business. For instance, see *Chevron Inc.* (March 23, 2016), requesting that the company publish an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies. *Dominion Resources Inc.* (February 11, 2014) requesting the company adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from the company's products and operations and report on its plans to achieve these goals. *Hess Inc.* (Feb. 29, 2016) requested that Hess prepare and publish a report disclosing the "financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized" and "Provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders; Provide information on assumptions used in each scenario, including carbon price and crude oil price."

The Proposal leaves to the discretion of the Company how it addresses methane leakage. It does not mandate a choice of technologies to address this problem, it does not require that the company produce one product over another, and it certainly does not micromanage the company.

A. <u>The Proposal Does Not Mandate A Choice of Technologies</u>.

The Company attempts to argue that the Proposal mandates adoption of specific technologies by citing to general statements within the Proposal's "Whereas clauses" noting that cost effective technological solutions exist and that there have been advances in leak detection and monitoring technology. Such statements do not equate to a technological mandate. Similarly, contrary to the Company's argument, the mere request for a report on whether and how the company is addressing methane leakage cannot be considered a technology mandate.

The company's public reporting indicates that it has adopted a leak detection and repair program, but provides no further information about that program. The Proponent believes this broad statement provides insufficient information for investors to understand the relative strengths of the program as part of the Company's management of its climate risks. For instance, the Company's disclosures leave investors in the dark, among other issues, as to whether the Company is undertaking leakage detection and repair in plays where it is not required to do so by law, whether it is addressing super emitters effectively, and whether the Company's actions are in line with best practices. Since the Company states it is undertaking a leak and repair program, providing additional information about that program to shareowners is not an undue burden and is certainly not equivalent to mandating adoption of technology.

B. The Proposal Does Not Mandate the Sale of Products and Services to Customers

The Company next tries to equate a request for information about the Company's methane reduction program to a mandate that the company provide specific products and services to customers. In the cases the Company cites, shareowners had requested particular types of products be offered to customers, such as renewable energy or solar energy, or that the company diversify in specific ways. That is not the case here. A request for information about the company's existing methane emission and leakage reduction program cannot be equated to a mandate to provide specific products or services to customers. The company is free to continue selling its hydrocarbon products and services as it wishes. It is free to choose to implement methane reduction programs in whatever way it wants, or not to do so. The Proposal simply requests a report to share owners, with specificity, as to what program the Company has already adopted and implemented.

C. The Proposal's Request for a Report on the Company's Methane Leakage and Detection Actions, Including Actions Beyond Regulatory Requirements, Does Not Micro-Manage the Company

The Company reports that it has a methane leakage and detection program, but provides no details about what that program is or does. Shareowners have asked for more specificity about the company's methane reduction program, particularly its leak detection and repair program (LDAR), including actions beyond regulatory requirements. Understanding whether and how the company takes action beyond regulatory requirements is necessary to share owner assessment of whether the Company is effectively managing this issue.

For instance, certain states require specific LDAR actions, while others have no such requirements. The Company's LDAR program may consist only of action in jurisdictions where action is required by law, with no action taken in plays in other jurisdictions. Asking that the company specifically address whether and where it has gone beyond regulatory requirements provides important information to shareowners about the effectiveness of its program. It also allows shareowners to compare various company's programs.

The Proposal here is not equivalent to that in *Apple Inc*. (Dec. 5, 2016) where shareowners requested the company generate a feasible plan to reach net-zero GHG emission status by 2030. The Proposal does not ask that any detailed plan be generated, it only requests a report on existing activities. It further does not ask for a report that requires new initiative by the Company. This is in contrast to the highly detailed study sought on global warming or cooling in *Ford Motor Company,* (March 2, 2004). Neither does the Proposal dictate adoption of specific equipment such as the shower heads addressed in *Marriott International Inc.*, (March 17, 2010). Finally, the Proposal does not require the company to adopt any methane emissions actions, nor does it specify equipment that should be used to reduce or monitor methane emissions.

For the reasons set forth above, the Company's attempt to twist a request for a report about its current actions on methane emission leak reduction into micro-management of its operations or an incursion into ordinary business is not persuasive. In contrast, the Staff has long agreed that proposals, including proposals at this Company, can and should request reasonable levels of detail on relevant information that avoids micromanagement but also avoids vagueness.

In a Rule 14a-8(i)(7) claim the Company made on a very similar proposal in *Exxon Mobil* (March 19, 2014), the Staff made it clear that it is not considered excludable micromanagement to request specifics about an important public policy issue from a company, and to make technical aspects of such a report clear. The proposal in that instance sought a "report to shareholders using quantitative indicators on the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations." The supporting statement of that proposal, much like the present Proposal, requested that such report address, at a minimum, and on a regional basis or by each play in which the company operates:

• Percentage of wells using "green completions;"
• Methane leakage as a percentage of total production;
• Percentage of drilling residuals managed in closed-loop systems;
• Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
• Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
• A system for managing naturally occurring radioactive materials;

• Numbers and categories of community complaints of alleged impacts, and their resolution;
• A systematic approach for reporting community concern statistics upward within the company.

Similarly, the present Proposal seeks performance metrics relevant to methane leakage control:

- the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
- methodologies used to detect leaks in those areas;
- the frequency at which those areas and operations are monitored and leaks repaired;
- methane emission rates from drilling, completion, and production operations; and methane emissions reductions targets.

II. The Methane Reporting Proposal Does Not Substantially Duplicate the Portfolio Impacts Proposal and is Not Excludable Under Rule 14a-8(i)(11)

The Company's letter next argues that the current methane reporting proposal (*Methane Reporting Proposal*) is duplicative of a proposal asking the Company to assess the resilience of the Company's portfolio of reserves under the globally agreed upon 2 degree target (*Portfolio Impacts Proposal*).

A. The Two Proposals Make Different Requests for Action

While the *Methane Reporting Proposal* and the *Portfolio Impacts Proposal* both arise from the need to reduce climate change, the similarities end there. The goals and actions of the two proposals are distinct. The *Methane Reporting Proposal* asks the Company to describe the *actions it is taking to reduce methane emissions*, particularly leakage, from the company's hydraulic fracturing operations. In contrast, the *Portfolio Impacts Proposal* requests the Company to analyze the anticipated impacts the Company faces from the Paris Agreement's goal of keeping global warming under 2 degrees, including "publishing an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies . . . and the resilience of the company's full portfolio of reserves and resources . . . and address the financial risks associated with such a scenario."

B. The Focus of the Two Proposals Are Distinct

The Company sets forth three ways in which it believes the proposals are duplicative. First, the Company argues that the mere fact that two reports ask for an annual report to shareholders makes the proposals duplicative. The Company cites no authority for such a broad proposition. In fact, the question is not whether two proposals ask for an annual report to shareholders, but whether the subject matter of those reports are duplicative or are in conflict. That is not the case here.

The Company next argues that both proposals ask the Company to "perform an analysis on the impact to its current operations from global policies to reduce greenhouse gas emissions." This is not correct. Only the *Portfolio Impacts Proposal* asks for such an analysis. The *Methane Reporting Proposal* asks only that the Company report on its own program and actions to minimize methane emissions.

Finally, the Company states that "both proposals want the Company to discuss the impact of a 2 degree Celsius Scenario." Again the *Methane Reporting Proposal* does not ask for an analysis of impacts to the Company from anything. While the goal of keeping global warming below 2 degrees Celsius forms a backdrop for both proposals, the similarities end there. The *Methane Reporting Proposal* does not ask for analysis of a 2 degree scenario on the company, or the long-term portfolio impacts of technological advances and global climate change policies associated with a 2 degree scenario, or the financial risks associated with such a scenario. It simply notes that the world needs to keep global warming below that level, thus methane emissions are important.

The Company's duplicative proposal argument is similar to a prior unsuccessful challenge Exxon brought in which the Company asserted duplication of submitted proposals because both addressed the issue of climate change. In *Exxon Mobil* (March 17, 2014), the exclusion request was denied where one proposal requested a report on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company, while the prior proposal asked for the company to adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations.[4] The actions in the two proposals were distinct. Although both proposals centered on climate change, one proposal sought a company strategy to reduce its likelihood of experiencing stranded assets and the other sought company action and goals to reduce the Company's own carbon footprint. The two proposals at issue here are even more distinct.

C. <u>Prior Precedent Supports the Distinctness of the Two Proposals</u>

Staff precedent indicates that proposals addressing a broad overarching topic (i.e., climate change) are not necessarily duplicative so long as they have a distinct "principal thrust". See *ExxonMobil Corp.* (March 17, 2014) (concurring that a proposal seeking a report on carbon asset risk was not substantially duplicative of a proposal seeking GHG reduction goals despite the fact both proposals dealt broadly with climate change). See *AT&T Inc.* (avail. February 3, 2012) (indicating that a proposal seeking a report on

[4] Note that in this instance the Staff apparently issued a denial of the no action request concurrent with a decision of the parties to withdraw the request.

lobbying contributions and expenditures is distinct from a proposal seeking a report on political disclosure, whereas AT&T argued they were both "political"). See also *Bank of America Corp.* (avail. January 7, 2013)(concurring that a proposal seeking to explore an end to political spending on elections and referenda is distinct from a proposal asking the company to disclose its political spending in a variety of categories). Further, at *Pharma-Bio Serv, Inc.* (January 17, 2014) two proposals, which both related to the issuance of dividends, were allowed by the Staff to appear on the proxy, and were not found to be excludable under Rule 14a-8(i)(11). The first proposal requested that the board establish a quarterly dividend policy while the second requested that the board immediately adopt and issue a special cash dividend. Even though the subject matter of dividends underlay both proposals, they were not considered duplicative for purposes of the rule. Similarly, proposals that relate to aspects of board elections are not considered duplicative under the rule. For instance one proposal calling for a simple majority vote, and another calling for directors to be elected on an annual basis were not found duplicative for purposes of Rule 14a-8(i)(11) in *Baxter Inc.* (January 31, 2012). See also *Pulte Homes Inc.* (avail. March 17, 2010)(indicating that a proposal urging the board of directors to adopt a policy requiring that senior executives retain 75% of all equity-based compensation for at least two years following their departure from the company and to report to shareholders regarding the policy is distinct from a proposal asking the board to adopt a policy that would bar senior executives and directors from engaging in speculative transactions involving their holdings of company stock). As noted, these proposals are distinct in "principal thrust." The Methane Reporting Proposal and the Portfolio Impacts Proposals, while set in the context of the need to keep global warming below 2 degrees Celsius, exhibit a distinct "principal thrust" and unique requests.

Unlike the present matter, in each instance of duplicative proposals cited by the Company, the prior proposal effectively subsumed most of the subject matter of the later submitted proposal. In *Wells Fargo* (Feb. 8, 2011), the prior proposal sought a report on internal controls over its mortgage servicing operations, including a discussion of the company's participation in mortgage modification programs to prevent residential foreclosures, and the Company's servicing of securitized mortgages that the Company may be liable to repurchase. The content of such a report would have overlapped significantly with the later submitted proposal, which sought independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations. In *Chevron Corp.* (March 23, 2009) the proposal sought disclosure of environmental damage that would result from the Company's expanding oil sands operations in the Canadian boreal forest including the environmental implications of a policy of discontinuing these expansions. Because one of the major known environmental implications of the expansion of oil sands - highlighted in the oil sands proposal whereas clauses - was how continuing expansion of oil sands development would increase greenhouse gas emissions, it was found to overlap with the prior proposal seeking a report on reducing total greenhouse gas emissions from the Company's products and operations. Finally in *Pacific Gas Electric Co* (Feb. 1, 1993) a proposal seeking to tie total compensation of the chief executive officer to the

Company's performance was found to duplicate two prior submitted proposals, one tying non-salary compensation of all management to performance indicators and one placing ceilings on future total compensation of officers and directors, thereby reducing their compensation. In each of these instances, there was a clear rationale because disclosures or actions sought would be largely subsumed by the prior proposals. Each of these proposals stand in contrast to the present Proposal, as the core topic of the proposal would be effectively addressed by the prior proposals. The Portfolio Impacts proposal's focus on reporting impacts of climate policy on the Company is entirely separate from and not duplicative with a Proposal seeking exploration of proactive changes the Company could take to avoid such impacts.

D. <u>Shareholders Will Not Be Confused by the Two Proposals</u>

"The purpose of [Rule 14a8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." [Exchange Act Release No. 12999 (Nov. 22, 1976)]. A reasonable shareholder would not fail to understand that the "principal thrust" of these two proposals is different: A report on the Company's methane leakage program v. an analysis of the risks and impacts of a 2 degree Celsius scenario on the Company. Accordingly the Proposal is not excludable pursuant to Rule 14a-8(i)(11).

CONCLUSION

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8 (i)(7) or (11). In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Sincerely,

Sanford Lewis

Cc: Louis Goldberg
James E. Parsons
Park Foundation

Exhibit A

"Methane Reporting Proposal"

WHEREAS: Methane emissions contribute significantly to climate change, with an impact of roughly 87 times that of carbon dioxide over a 20 year period. Methane emissions and leaks from the oil and gas sector could erase the climate benefits of burning oil or gas instead of coal. Methane emissions can occur from venting, flaring, and leaking throughout oil and gas operations. A recent study indicates methane emissions from the oil and gas sector are 20 to 60 percent higher than previously thought. (Nature, October 2016).

The International Energy Agency has identified minimizing methane emissions from upstream oil and gas production as one of four key global greenhouse gas mitigation opportunities to keep the world below a *2° Celsius* temperature increase. (WEO Special Report 2013). In the United States, the oil and gas industry was responsible for a third of all methane emitted in 2014.

Cost effective technological solutions exist and can be deployed immediately to substantially reduce methane emissions in the oil and gas industries (ICF International). A small number of 'super-emitter' leaks may produce a disproportionately large portion of emissions. With advances in infrared, drone, and leak detection technology, it is well within the ability of companies to find and dramatically reduce their methane leaks.

A 2016 study found Exxon was the second highest methane emitter from onshore production in 2014. (Center for American Progress). Despite the scale of its emissions, Exxon fails to provide investors with sufficient information on its methane emissions and leak detection and repair program to enable them to assess the company's methane risk. In the 2016 edition of "Disclosing the Facts", an investor oriented assessment ranking companies on hydraulic fracturing reporting practices, Exxon scored zero points on methane leak detection and repair-related questions.

Given the intense and growing public scrutiny of methane emissions, Exxon must demonstrate to investors that it is taking action to reduce its methane risk. Disclosure of specific management practices and their impacts, especially with respect to leak detection, is the primary means by which investors can assess how it is managing this important risk.

While Exxon provides generalized information on its worldwide hydraulic fracturing policies, including broad statements about methane reduction, Exxon does not provide performance information needed to allow investors to assess Exxon's methane leak detection and repair practices based on objective, quantitative analyses comparable to other companies in the sector.

RESOLVED:
Shareholders request that Exxon report annually to shareholders (at reasonable cost, omitting proprietary information) and using quantitative indicators, the company's actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company's hydraulic fracturing operations.

Supporting Statement: Proponents request the report include,

- the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
- methodologies used to detect leaks in those areas;
- the frequency at which those areas and operations are monitored and leaks repaired;
- methane emission rates from drilling, completion, and production operations; and methane emissions reductions targets

Exhibit B
The Previously Submitted Proposal

"Portfolio Impacts Proposal"

RESOLVED: Shareholders request that, beginning in 2018 , ExxonMobil publish an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. This reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond, and address the financial risks associated with such a scenario.

Supporting Statement:
It is our intention that this be a supportive but stretching resolution that promotes the longer-term success of the company.

In December 2015,195 nations reached an agreement at the 21st Conference of the Parties to the UN Framework Convention on Climate Change to limit global average temperature rise to well below 2 degrees Celsius, with a stretch target of 1.5 degrees Celsius (Paris Agreement) . The Paris Agreement, which went into effect on November 4, 2016 , requires signatories to submit progressively stronger nationally determined contributions every five years with a view to ensuring that the objective to restrict warming to well below 2 degrees is met.

ExxonMobil recognized in its 2015 10-K that 'a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions,' and that such policies, regulations, and actions could make its 'products more expensive, lengthen project implementation timelines, and reduce demand for hydrocarbons .' However, ExxonMobil has not presented any analysis to investors of how its portfolio performs under a 2 degrees scenario. Performing such an analysis is critical to informing a business strategy that meets ExxonMobil's objective of increasing energy access to the world's poorest, without conflicting with the Paris Agreement.

When ExxonMobil sought to exclude this resolution from the proxy statement last year, the SEC advised that 'it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal.'

The need for extractive companies to provide disclosure on the resilience of their portfolios to the transition to a low carbon economy is generally established. ExxonMobil's peers BP, ConocoPhillips, Royal Dutch Shell and Total have endorsed 2 degrees scenario analysis. The Financial Stability Board's Task Force on Climate Related Financial Disclosures has indicated that it favors such analysis. Major asset managers (e.g. BlackRock, State Street Global Advisors) have called for improved climate risk disclosures. In the credit market, Moody's Global Ratings includes low demand scenarios in its ratings analysis of companies in high risk sectors such as the energy industry.

This resolution aims to ensure that ExxonMobil fully evaluates and discloses to investors risks to the viability of its assets as a result of the transition to a low carbon economy, including a 2 degrees scenario, in line with sector good practice.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

January 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Proposal**") submitted by As You Sow on behalf of the Park Foundation (the "**Proponent**") for inclusion in the proxy materials the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). The Proposal and copies of all correspondence are attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before the Company plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal titled "Report on Methane Emissions" states:

> RESOLVED: Shareholders request that Exxon report annually to shareholders (at reasonable cost, omitting proprietary information) and using quantitative indicators, the company's actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company's hydraulic fracturing operations.

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and (ii) Rule 14a-8(i)(11) because it substantially duplicates another proposal that the Company intends to include in its proxy materials, and we respectfully request that the Staff concur in our view.

REASONS FOR EXCLUSION OF THE PROPOSAL

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to the Company's Ordinary Business Operations

The Proposal implicates the Company's ordinary business operations because it: (A) relates to the Company's choice of technologies, (B) relates to the Company's products and services and (C) seeks to micro-manage the Company.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy: (i) the idea that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff has indicated that even proposals relating to social policy issues may be excludable in their entirety in reliance on Rule 14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. 1998 Release. While the Proposal has a general theme of emissions reductions, it focuses on ordinary business matters fundamental to the ability of the Company's management to run the business, including the choice of emissions reduction technology and product mix. In so doing, the Proposal also attempts to micro-manage the Company's implementation of its request.

A shareholder proposal that requests a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "**1983 Release**"). *See also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)."). According to Legal Bulletin No. 14E (Oct. 27, 2009), a proposal's request for a review of certain risks also does not preclude exclusion if the underlying subject matter of the proposal to which the risk pertains or that gives rise to the risk is ordinary business. The underlying subject matter of the Proposal, as demonstrated by the supporting statements and the content of the requested report, relates to the implementation of specific methane emissions reduction technologies and policies in connection with the Company's efforts to address emissions.

The Company has a diverse set of operations that spans the globe and includes the exploration and production of crude oil and natural gas; manufacture of petroleum products; and transportation and sale of crude oil, natural gas and petroleum products. Given the Company's size and breadth of operations, decisions regarding which voluntary actions to take in order to reduce particular greenhouse gas emissions, including methane, are complex and require the Company to make judgments regarding its business and strategy, including weighing the costs and benefits of voluntarily reducing methane emissions against reducing other greenhouse gas emissions that constitute a larger percentage of the Company's emissions footprint. While the Proposal is focused exclusively on methane emissions from the oil and gas sector, as the Company notes in its publicly available 2015 Corporate Citizenship Report, "venting and fugitive emissions, most of which are methane, represent approximately 5 percent of [the Company's] direct greenhouse gas emissions."[1]

A. The Proposal Relates to the Company's Choice of Technologies

The Staff has previously concurred in the exclusion of proposals under Rule 14a-8(i)(7) because the applicable proposal related to a company's choice of technologies for use in its operations. *See Dominion Resources, Inc.* (avail. Feb. 14, 2014) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it concerned the company's choice of technologies, where the proposal requested, among other things, a report on risks to the company's solar generation development plan and the benefits of increased solar generation); *FirstEnergy Corp.* (avail. Mar. 8, 2013) (concurring in the exclusion of a proposal requesting a report on actions the company is taking or could take to diversify the company's energy resources to include increased energy efficiency and renewable energy resources, noting that proposals "that concern a company's choice of technologies for use in its operations are generally excludable under [R]ule 14a-8(i)(7)"); *AT&T Inc.* (avail. Feb. 13, 2012) (concurring in the exclusion of a proposal calling for the company to publish a report disclosing actions it was taking to address inefficient consumption of electricity by set-top boxes, which proposal also requested information on company efforts to accelerate development and deployment of new energy efficient set-top boxes); *WPS Resources Corporation* (avail. Feb. 16, 2001) (concurring in the exclusion of a proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to the company's choice of technologies).

The whereas clauses to the Proposal demonstrate that the focus of the Proposal is on deployment by the Company of specific technological solutions to the management of methane emissions: Statements in the whereas clauses to this effect include:

- "Cost effective technological solutions exist and can be deployed immediately to substantially reduce methane emissions in the oil and gas industries."

- "With advances in infrared, drone and leak detection technology, it is well within the ability of companies to find and dramatically reduce their methane leaks."

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[1] *See* ExxonMobil, "Corporate Citizenship Report," available online at http://cdn.exxonmobil.com/~/media/global/files/corporate-citizenship-report/2015_corporate_citizenship_report_full_approved-pdf.pdf, p. 37.

- "Exxon must demonstrate to investors that it is taking action to reduce its methane risk."

These statements show that the Proposal relates to the choice of technologies used or to be used by the Company in its operations.

Like the proposals noted above where the Staff concurred that the proposals could be omitted because they related to the ordinary business decisions of the choice of technologies to be used in a company's operations, the Proposal relates to the Company's choices as to which technologies it uses to minimize methane emissions. By requiring an annual report on "the company's actions beyond regulatory requirements to minimize methane emissions," the Proposal asks the Company to invest time and money assessing the Company's options for methane emissions technologies. Further, by focusing on "actions beyond regulatory requirements" and stating that the Company "must demonstrate to investors that it is taking action to reduce its methane risk," the Proposal would, if implemented, require that the Company consider whether instituting additional voluntary technologies would be necessary to reduce methane emissions. Therefore, the Proposal attempts to dictate the Company's choice of technologies used to operate its business by mandating that management invest in methane emissions reduction technology.

By doing this, the Proposal impedes management's ability to plan the most effective and efficient way to operate the Company. The Proposal dictates types of technologies that management should use, specifically referencing "cost effective technological solutions" such as new "infrared, drone and leak detection technolog[ies]." Management, rather than shareholders, is in the best position to assess, choose and implement any technology that management believes is best suited for the Company and its business operations, including any technology to reduce methane emissions.

The Company regularly assesses its methane emissions reduction actions and technologies and describes in its publicly available 2015 Corporate Citizenship Report the measures that management has determined to be appropriate in addressing methane emissions. In particular, this report notes that the Company is already exploring "cost-effective ways to reduce methane and other hydrocarbon emissions in our operations, such as replacing high-bleed pneumatic devices with lower-emission technology and conducting green well completions in targeted upstream operations."[2] Further, the Company has invested significant time and expense in "lower-emissions initiatives" related to all of the Company's greenhouse gas emissions, including methane, such as "energy efficiency, cogeneration, flare reduction, carbon capture and sequestration and research into next-generation biofuels."[3] The 2015 Corporate Citizenship Report details the measures the Company has taken to reduce methane emissions, noting that the Company "manages [methane] emissions through a mix of voluntary and regulatory actions, such as implementing leak detection and repair programs, reducing oil and gas completion emissions and targeting replacement of high-bleed pneumatics with lower-emitting devices" and is "active in ongoing methane research."[4]

Given that management has devoted time and expense to implement its own efforts toward methane emissions reduction technologies after a thorough analysis of the costs and benefits of the

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[2] *See ibid.*
[3] *See* ExxonMobil, "Statement on Paris climate agreement entering into force," available online at http://corporate.exxonmobil.com/en/current-issues/climate-policy/climate-perspectives/statement-on-paris-climate-agreement-entering-into-force.
[4] *See* ExxonMobil, "Corporate Citizenship Report," available online at http://cdn.exxonmobil.com/~/media/global/files/corporate-citizenship-report/2015_corporate_citizenship_report_full_approved-pdf.pdf, pg. 37.

available options, the alternatives noted in the Proposal relate to the Company's ordinary business decisions.

B. The Proposal Relates to the Company's Products and Services

The Staff has consistently noted that proposals concerning the sale of particular products and services are generally excludable, even if they touch on a significant policy issue. In *Dominion Resources, Inc.* (avail. Feb. 22, 2011) the Staff allowed exclusion of a proposal requesting that the company provide customers with the option to purchase electricity from 100% renewable sources by a certain date. The proposal related to the significant policy issue of global warming and climate change, but it did not transcend the day-to-day business matters of the company. The Staff accepted the view that the proposal sought to impact the fundamental management function of determining the products and services to provide to customers. *See also Dominion Resources, Inc.* (avail. Feb. 19, 2014) (concluding a proposal that requested the company to appoint a committee to develop changes to its Green Power program, including the development of local renewable energy, provision of financial and energy generation information to customers and/or provision of other ways customers could support renewable energy development, to be excludable pursuant to Rule 14a-8(i)(7), noting that the "proposal relates to the products and services that the company offers."); *Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (concurring that a proposal was excludable under Rule 14a-8(i)(7) where the proposal urged the company to pursue the market for solar technology, noting that the proposal "relates to the products and services offered for sale by the company."); *Fifth Third Bancorp* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013) ("Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Comcast Corporation* (avail. Feb. 15, 2011, *recon. denied* Mar. 4, 2011); *Lowe's Companies, Inc.* (avail. Mar. 18, 201 0); *The Home Depot, Inc.* (avail. Jan. 25, 2008).

By requiring a report on voluntary methane emissions reduction technologies, the Proposal directly implicates the Company's hydrocarbon exploration, transmission and production services, as well as the Company's hydrocarbon product sales. Decisions about efforts to reduce methane emissions necessarily affect the ordinary business of the Company's hydrocarbon products and services. Different emissions reduction technologies have different efficacies depending on specific applications and operating environments and the particular type of hydrocarbons (including oil, gas, and natural gas liquids) produced at a specific location. Thus different emissions reduction technologies are appropriate for different production operations. It is within management's purview to determine the types of products and services the Company should operate and offer, while at the same time fulfilling its objective of reducing methane emissions. Because such voluntary emissions reduction technologies will vary depending on the specific type and location of the hydrocarbon production operation at issue, the Proposal necessarily relates to the products and services of the Company's ordinary business operations and should be excluded.

C. The Proposal Seeks to Micro-Manage the Company by Effectively Requiring the Company to Take Voluntary Actions Beyond Regulatory Requirements

A proposal may be excluded under Rule 14a-8(i)(7) if it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Thus, even where a proposal arguably involves a significant policy issue, it may nevertheless be excluded under Rule 14a-8(i)(7) if it specifies in excessive detail the manner in which the company should address the policy issue. For example, in *Apple, Inc.* (avail. Dec. 5, 2016), the Staff concurred in the exclusion of a proposal requesting that the company generate a plan to reach a net-zero GHG emission status by the year 2030 and report the plan to shareholders on the basis that it sought to "micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See also Deere & Company* (avail. Dec. 5, 2016) (same); *Ford Motor Company* (avail. March 2, 2004) (proposal requesting the preparation and publication of scientific report regarding the existence of global warming or cooling excludable "as relating to ordinary business operations" despite recognition that global warming is a significant policy issue); *Marriott International Inc.* (avail. March 17, 2010) (proposal limiting showerhead flow to no more than 1.6 gallons per minute and requiring the installation of mechanical switches to control the level of water flow excludable for micro-managing despite recognition that global warming, which the proposal sought to address, is a significant policy issue).

The Proposal, by requiring very detailed annual reporting regarding "performance information needed to allow investors to assess Exxon's methane leak detection and repair practices based on objective, quantitative analyses," effectively implies that the best way to mitigate the environmental impact of the Company's operations is to take voluntary actions to reduce methane emissions. The Proposal's focus on voluntary efforts to reduce methane emissions therefore seeks to "micro-manage" the Company by substituting management's business plan with a Proposal upon which the Company's shareholders, as a group, would not be in a position to make an informed judgment. As described above, the Company is currently taking actions to voluntarily reduce methane emissions and is already reporting on those actions. By requiring the Company to provide much more detailed reporting on these actions – whose target constitutes only approximately 5% of the Company's greenhouse gas emissions – the Proposal "micro-manages" the Company by forcing specific actions to be taken regarding daily operational decisions that implicate a significant policy of the Company (the reduction of greenhouse gas emissions).

The choices by the Company of methods to best voluntarily reduce methane emissions and minimize or reduce methane emissions and leakage require complex analyses and decisions that are beyond the ability of shareholders to determine via the Proposal. The Proposal forces the micro-management of complex issues related to the ordinary course of a company's business that are addressed by the 1998 Release and supersedes the Company's judgment on the business strategy of how to voluntarily reduce methane emissions and assess its leak detection and repair services, and thus fundamentally interferes with management's ability to operate the Company's day-to-day business.

2. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because it Substantially Duplicates a Prior Proposal That Will Be Included in the Company's Proxy Materials

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

On November 22, 2016, before the [December 13], 2016 date upon which the Company received the Proposal, the Company received a proposal from the New York State Common Retirement Fund (the "**Prior Proposal**"). The Prior Proposal is attached hereto as Exhibit B, and states:

> RESOLVED: Shareholders request that, beginning in 2018, ExxonMobil publish an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on

> ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. This reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond, and address the financial risks associated with such a scenario.

The Company intends to include the Prior Proposal in its 2017 Proxy Materials.

The standard the Staff has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g.*, *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes"); and *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt and report on its goals for reducing total greenhouse gas emissions from the company's products and operations).

The Proposal and the Prior Proposal have the same principal thrust or principal focus: both ask the Company to provide a report on the impact to the Company's operations due to climate change. This is demonstrated by the following:

- *Both proposals want the Company to provide an annual report to shareholders.* The Proposal, titled "Report on Methane Emissions," requests that the Company "report annually." Similarly, the Prior Proposal asks that the Company publish an annual assessment which could be part of an existing report. The Prior Proposal emphasizes the need for "disclos[ures] to investors," and the Proposal similarly emphasizes importance to "investors" of "disclosure of specific management practices."

- *Both proposals want the Company to perform an analysis on the impact to its current operations from global policies to reduce greenhouse gas emissions.* Both Proposals request a report that evaluates the impact to the Company from their assumed scenarios of global policies leading to reduced greenhouse gas emissions. The Proposal asks the Company to annually report the measures it takes "beyond regulatory requirements to reduce methane emissions." The Prior Proposal also requests that the Company undertake an analysis of its portfolio, including an "analy[sis] [of] the impacts" on the Company's key business operations and assets, its reserves and resources, under a scenario that assumes reductions in demand for carbon via global policies to reduce greenhouse gas emissions.

- *Both proposals want the Company to discuss the impact of a 2 degree Celsius scenario.* Both proposals tie their requests to the Company to the impact of a scenario in which climate warming is limited to 2 degrees Celsius above pre-industrial levels. Within the international expert community, "2 degree" is generally used as shorthand for a low carbon scenario under which CO_2 concentrations in the earth's atmosphere are stabilized at a level of 450 parts per million (ppm) or lower. In addition, the Proposal notes that the "International Energy Agency has identified minimizing methane emissions from upstream oil and gas production as one of four key global greenhouse gas mitigation opportunities to keep the world below a 2° *Celsius* temperature increase" and uses this focus on methane emissions under a 2 degree Celsius scenario as evidence that the Company needs to provide additional reporting of voluntary methane emissions reductions. The Prior Proposal asks for the same information, seeking a report that references "a scenario in which reduction in demand results from carbon restrictions...consistent with the globally agreed upon 2 degree target." The resolution in the Prior Proposal also specifically references the International Energy Agency's 450 climate change scenario, which is based upon a 2 degree limit.

Accordingly, although the Proposal and the Prior Proposal differ in their precise terms and scope, the principal thrust of each concerns the impact to the Company's operations due to global policies to reduce greenhouse gas emissions. Therefore, the Proposal substantially duplicates the Prior Proposal, presenting the risk that the Company's shareholders may be confused when asked to vote on both proposals. If both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between the two proposals and the requested reports. As noted above, Rule 14a-8(i)(11)'s purpose "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

CONCLUSION

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(7) and Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded either as concerning the Company's ordinary business operations and/or as substantially duplicative of the Prior Proposal.

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4539 or louis.goldberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Exxon Mobil Corporation

Amelia Timbers, As You Sow

#10361825v7

Exhibit A

Proposal

WHEREAS: Methane emissions contribute significantly to climate change, with an impact of roughly 87 times that of carbon dioxide over a 20 year period. Methane emissions and leaks from the oil and gas sector could erase the climate benefits of burning oil or gas instead of coal. Methane emissions can occur from venting, flaring, and leaking throughout oil and gas operations. A recent study indicates methane emissions from the oil and gas sector are 20 to 60 percent higher than previously thought. (Nature, October 2016).

The International Energy Agency has identified minimizing methane emissions from upstream oil and gas production as one of four key global greenhouse gas mitigation opportunities to keep the world below a 2° *Celsius* temperature increase. (WEO Special Report 2013). In the United States, the oil and gas industry was responsible for a third of all methane emitted in 2014.

Cost effective technological solutions exist and can be deployed immediately to substantially reduce methane emissions in the oil and gas industries (ICF International). A small number of 'super-emitter' leaks may produce a disproportionately large portion of emissions. With advances in infrared, drone, and leak detection technology, it is well within the ability of companies to find and dramatically reduce their methane leaks.

A 2016 study found Exxon was the second highest methane emitter from onshore production in 2014. (Center for American Progress). Despite the scale of its emissions, Exxon fails to provide investors with sufficient information on its methane emissions and leak detection and repair program to enable them to assess the company's methane risk. In the 2016 edition of "Disclosing the Facts", an investor oriented assessment ranking companies on hydraulic fracturing reporting practices, Exxon scored zero points on methane leak detection and repair-related questions.

Given the intense and growing public scrutiny of methane emissions, Exxon must demonstrate to investors that it is taking action to reduce its methane risk. Disclosure of specific management practices and their impacts, especially with respect to leak detection, is the primary means by which investors can assess how it is managing this important risk.

While Exxon provides generalized information on its worldwide hydraulic fracturing policies, including broad statements about methane reduction, Exxon does not provide performance information needed to allow investors to assess Exxon's methane leak detection and repair practices based on objective, quantitative analyses comparable to other companies in the sector.

RESOLVED:
Shareholders request that Exxon report annually to shareholders (at reasonable cost, omitting proprietary information) and using quantitative indicators, the company's actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company's hydraulic fracturing operations.

Supporting Statement: Proponents request the report include,

- the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
- methodologies used to detect leaks in those areas;
- the frequency at which those areas and operations are monitored and leaks repaired;
- methane emission rates from drilling, completion, and production operations; and methane emissions reductions targets

Exhibit B

Prior Proposal

RESOLVED: Shareholders request that, beginning in 2018, ExxonMobil publish an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. This reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond, and address the financial risks associated with such a scenario.

Supporting Statement:
It is our intention that this be a supportive but stretching resolution that promotes the longer-term success of the company.

In December 2015,195 nations reached an agreement at the 21st Conference of the Parties to the UN Framework Convention on Climate Change to limit global average temperature rise to well below 2 degrees Celsius, with a stretch target of 1.5 degrees Celsius (Paris Agreement). The Paris Agreement, which went into effect on November 4, 2016, requires signatories to submit progressively stronger nationally determined contributions every five years with a view to ensuring that the objective to restrict warming to well below 2 degrees is met.

ExxonMobil recognized in its 2015 10-K that 'a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions,' and that such policies, regulations, and actions could make its 'products more expensive, lengthen project implementation timelines, and reduce demand for hydrocarbons.' However, ExxonMobil has not presented any analysis to investors of how its portfolio performs under a 2 degrees scenario. Performing such an analysis is critical to informing a business strategy that meets ExxonMobil's objective of increasing energy access to the world's poorest, without conflicting with the Paris Agreement.

When ExxonMobil sought to exclude this resolution from the proxy statement last year, the SEC advised that 'it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal.'

The need for extractive companies to provide disclosure on the resilience of their portfolios to the transition to a low carbon economy is generally established. ExxonMobil's peers BP, ConocoPhillips, Royal Dutch Shell and Total have endorsed 2 degrees scenario analysis. The Financial Stability Board's Task Force on Climate Related Financial Disclosures has indicated that it favors such analysis. Major asset managers (e.g. BlackRock, State Street Global Advisors) have called for improved climate risk disclosures. In the credit market, Moody's Global Ratings includes low demand scenarios in its ratings analysis of companies in high risk sectors such as the energy industry.

This resolution aims to ensure that ExxonMobil fully evaluates and discloses to investors risks to the viability of its assets as a result of the transition to a low carbon economy, including a 2 degrees scenario, in line with sector good practice.

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 12, 2016

Received
DEC 14 2016
J. J. Woodbury

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 13 2016
B. D. Tinsley / S.R. Glass

Dear Mr. Woodbury:

As You Sow is filing a shareholder proposal on behalf of Park Foundation ("Proponent"), a shareholder of Exxon Mobil Corporation stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, In accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Park Foundation authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Park Foundation Authorization

WHEREAS: Methane emissions contribute significantly to climate change, with an impact of roughly 87 times that of carbon dioxide over a 20 year period. Methane emissions and leaks from the oil and gas sector could erase the climate benefits of burning oil or gas instead of coal. Methane emissions can occur from venting, flaring, and leaking throughout oil and gas operations. A recent study indicates methane emissions from the oil and gas sector are 20 to 60 percent higher than previously thought. (Nature, October 2016).

The International Energy Agency has identified minimizing methane emissions from upstream oil and gas production as one of four key global greenhouse gas mitigation opportunities to keep the world below a 2° *Celsius* temperature increase. (WEO Special Report 2013). In the United States, the oil and gas industry was responsible for a third of all methane emitted in 2014.

Cost effective technological solutions exist and can be deployed immediately to substantially reduce methane emissions in the oil and gas industries. (ICF International). A small number of "super-emitter" leaks may produce a disproportionately large portion of emissions. With advances in infrared, drone, and leak detection technology, it is well within the ability of companies to find and dramatically reduce their methane leaks.

A 2016 study found Exxon was the second highest methane emitter from onshore production in 2014. (Center for American Progress). Despite the scale of its emissions, Exxon fails to provide investors with sufficient information on its methane emissions and leak detection and repair program to enable them to assess the company's methane risk. In the 2016 edition of "Disclosing the Facts", an investor oriented assessment ranking companies on hydraulic fracturing reporting practices, Exxon scored zero points on methane leak detection and repair-related questions.

Given the intense and growing public scrutiny of methane emissions, Exxon must demonstrate to investors that it is taking action to reduce its methane risk. Disclosure of specific management practices and their impacts, especially with respect to leak detection, is the primary means by which investors can assess how it is managing this important risk.

While Exxon provides generalized information on its worldwide hydraulic fracturing policies, including broad statements about methane reduction, Exxon does not provide performance information needed to allow investors to assess Exxon's methane leak detection and repair practices based on objective, quantitative analyses comparable to other companies in the sector.

RESOLVED:
Shareholders request that Exxon report annually to shareholders (at reasonable cost, omitting proprietary information) and using quantitative indicators, the company's actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company's hydraulic fracturing operations.

Supporting Statement: Proponents request the report include,

- the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
- methodologies used to detect leaks in those areas;
- the frequency at which those areas and operations are monitored and leaks repaired;
- methane emission rates from drilling, completion, and production operations; and
- methane emissions reduction targets

PARK
FOUNDATION

October 4, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

RECEIVED
DEC 13 2016
B. D. Tinsley / G.R. Glass

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 4, 2016, the undersigned, Park Foundation (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Exxon Mobil Corp., and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Exxon Mobil Corp. stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

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FISMA & OMB MEMORANDUM M-07-16

Ship date: **Mon 12/12/2016**		Actual delivery: **Tue 12/13/2016 9:47 am**
OAKLAND, CA US	**Delivered** *Signed for by: P.POOLE*	IRVING, TX US

Travel History

Date/Time	Activity	Location
- 12/13/2016 - Tuesday		
9:47 am	Delivered	IRVING, TX
7:21 am	On FedEx vehicle for delivery	IRVING, TX
6:31 am	At local FedEx facility	IRVING, TX
4:10 am	Departed FedEx location	FORT WORTH, TX
1:22 am	Arrived at FedEx location	FORT WORTH, TX
- 12/12/2016 - Monday		
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5:17 pm	Picked up	EMERYVILLE, CA
4:30 pm	Shipment information sent to FedEx	

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FISMA & OMB MEMORANDUM M-07-16		Service	FedEx Priority Overnight
Weight	0.5 lbs / 0.23 kgs	Signature services	Adult signature required
Delivered To	Shipping/Receiving	Total pieces	1
Total shipment weight	0.5 lbs / 0.23 kgs	Terms	Shipper
Shipper reference	Climate Change	Packaging	FedEx Envelope
Special handling section	Deliver Weekday, Adult Signature Required	Standard transit	12/13/2016 by 10:30 am

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ORIGIN ID:JEMA (510) 735-8151
ANDREW BEHAR
AS YOU SOW
1611 TELEGRAPH AVE
SUITE 1450
OAKLAND, CA 94612
UNITED STATES US

SHIP DATE: 12DEC16
ACTWGT: 0.25 LB
CAD: 103055598/INET3790

BILL SENDER

TO JEFFREY WOODBURY
EXXON MOBIL CORPORATION
5959 LAS COLINAS BOULEVARD

IRVING TX 75039
(800) 243-9966 REF: CLIMATE CHANGE
INV:
PO: DEPT:

544J1/D42F/14EB

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E

TUE - 13 DEC 10:30A
PRIORITY OVERNIGHT

TRK# ***FISMA & OMB MEMORANDUM M-07-16***
0201

ASR
75039
TX-US DFW

AD DALA

C
1 10:30 1591 12.13
RT 429 ST 4

Extre

This Package Has Been X-Rayed By Central Mail

130-234

Insert shipping

Dec-14-2016 11:21 AM PST 15107358143

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org

December 14, 2016

RECEIVED
DEC 14 2016
B. D. TINSLEY

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

Please find enclosed proof of share ownership for Park Foundation. A copy will not be sent via physical mail unless requested.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosure

- Park Foundation Proof of Ownership

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

NORTHERN TRUST

RECEIVED
DEC 14 2016
B. D. Tinsley / G.R. Glass

December 14, 2016

Park Foundation:

Northern Trust Company, a DTC participant, acts as the custodian for Park Foundation. As of and including December 12, 2016, Northern Trust Company has held 117 shares of Exxon Mobil stock with voting rights continuously for over one year on behalf of Park Foundation.

Yours sincerely,

Frank Fauser
Vice President

NTAC:3NS-20

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 21, 2016

VIA UPS – OVERNIGHT DELIVERY

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Dear Ms. Timbers:

This will acknowledge receipt of the proposal concerning a Report on Methane Emissions (the "Proposal"), which you have submitted on behalf of the Park Foundation (the "Proponent") in connection with ExxonMobil's 2017 annual meeting of shareholders. By copy of a letter from Northern Trust, share ownership has been verified.

You should note that, if the Proposal is not withdrawn or excluded, the Proponents or the Proponent's representative, who is qualified under New Jersey law to present the Proposal on the Proponent's behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Gilbert, Jeanine

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Your package has been delivered.

Delivery Date:	Thursday, 12/22/2016
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Tracking Number:	***FISMA & OMB MEMORANDUM M-07-16***
Ship To:	Amelia Timbers As You Sow 1611 TELEGRAPH AVE OAKLAND, CA 94612 US
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